Exhibit 99.1

Annual Meeting of Shareholders Halifax, Nova Scotia Thursday, April 5, 2018 VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 5, 2018. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/en/about-cibc/investor-relations.

1.	Election of Directors

	Each of the following 16 nominees proposed by management was elected as a Director of the Bank.

	NOMINEES	VOTES FOR		VOTES WITHHELD
	Brent S. Belzberg	220,447,049	98.74%	2,813,397	1.26%
	Nanci E. Caldwell	212,267,581	95.08%	10,992,865	4.92%
	Michelle L. Collins	222,552,051	99.68%	708,395	0.32%
	Patrick D. Daniel	221,077,088	99.02%	2,183,358	0.98%
	Luc Desjardins	222,812,279	99.80%	448,167	0.20%
	Victor G. Dodig	222,910,484	99.84%	349,962	0.16%
	Linda S. Hasenfratz	186,842,750	83.69%	36,417,696	16.31%
	Kevin J. Kelly	222,966,342	99.87%	294,104	0.13%
	Christine E. Larsen	222,893,359	99.84%	367,087	0.16%
	Nicholas D. Le Pan	221,067,642	99.02%	2,192,804	0.98%
	John P. Manley	216,999,895	97.20%	6,260,551	2.80%
	Jane L. Peverett	219,715,706	98.41%	3,544,740	1.59%
	Katharine B. Stevenson	219,749,147	98.43%	3,511,299	1.57%
	Martine Turcotte	222,924,699	99.85%	335,747	0.15%
	Ronald W. Tysoe	221,343,178	99.14%	1,917,268	0.86%
	Barry L. Zubrow	222,775,621	99.78%	484,825	0.22%

2.	Appointment of Auditors

	Ernst & Young LLP was appointed as the auditors of the Bank.

	VOTES FOR		VOTES WITHHELD
	227,015,310	98.53%	3,393,509	1.47%

3.	Advisory resolution on Executive Compensation Approach

	VOTES FOR		VOTES AGAINST
	213,519,331	95.65%	9,699,283	4.35%

4.	Resolution to amend CIBC's Employee Stock Option Plan

	VOTES FOR		VOTES AGAINST
	193,834,037	86.84%	29,385,157	13.16%